UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ADCOCK INGRAM HOLDINGS LIMITED
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

South Africa
(Jurisdiction of Subject Company's Incorporation or Organization)

CFR Pharmaceuticals S.A.
(Name of Person(s) Furnishing Form)

Ordinary shares
(Title of Class of Subject Securities)

CUSIP: Not applicable

ISIN: ZAE000123436
(CUSIP Number of Class of Securities (if applicable))

Ntando Simelane Adcock Ingram Holdings Limited 1 New Road (c/o New Road & 7th Street) Midrand, 1682 South Africa +27 11 635 0000	PJ Hope Read Hope Phillips PO Box 757, Northlands, 2116 South Africa +27 11 344 7800

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

November 18, 2013,

Date of Scheme Announcement

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

On November 15, 2013, the Company furnished a Form CB (“Initial Form CB”) in connection with its FIA to acquire 100% of the ordinary shares (excluding treasury shares) of Adcock, pursuant to a scheme of arrangement (“Scheme”) under South African law.

This Amendment No. 1 to the Initial Form CB is being furnished by the Company in connection with the announcement (the “Scheme Announcement”) of the distribution of a circular to Adcock shareholders in respect of the Scheme. Any capitalized terms used but not defined herein shall have the meaning attributed to them under the Initial Form CB.

Item 1.    Home Jurisdiction Documents

(a) The Scheme Announcement dated November 18, 2013 was made publicly available in accordance with the requirements of Adcock’s home jurisdiction and is attached hereto as Exhibit 99.I-1(a). The Scheme Announcement was also published in the “Business Day” newspaper on November 19, 2013.

(b) Not applicable.

Item 2.    Informational Legends

Legends complying with Rule 802(b) under the Securities Act of 1933, as amended, are included in the document filed as Exhibit 99.I-1(a) and Exhibit 99.II-1(a).

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)(a) A press release dated November 19, 2013 and entitled “DISTRIBUTION OF CIRCULAR TO ADCOCK INGRAM SHAREHOLDERS IN RESPECT OF A SCHEME OF ARRANGEMENT AND POSTING OF CFR COMBINED PROSPECTUS AND PRE-LISTING STATEMENT” was made publicly available in the United States and is attached hereto as Exhibit 99.II-1(a).

(2) Not applicable.

(3) Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

        A written irrevocable consent and power of attorney on Form F-X was filed with the Commission by the Company concurrently with the filing of the Initial Form CB on November 15, 2013.

PART IV — SIGNATURES

        After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFR PHARMACEUTICALS S.A.
By:	/s/ Patricio Vargas _______________________________ Name: Patricio Vargas Title: Chief Financial Officer/ Attorney in Fact Date: November 19, 2013

CFR PHARMACEUTICALS S.A.
By:	/s/ Agustin Eguiguren _______________________________ Name: Agustin Eguiguren Title: General Counsel/ Attorney in Fact Date: November 19, 2013